ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.297.5678 pgquick@foley.com

June 5, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:	Thomas Jones
Jay Ingram

	Re:	PHINIA Inc.
Registration Statement on Form 10
File No. 001-41708
Dear Messrs. Jones and Ingram:
On behalf of our client, PHINIA Inc., a Delaware corporation (the “Company”), we hereby submit in electronic form the accompanying Amendment No. 1 to the Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”). The Registration Statement reflects the inclusion of certain information omitted from, and updates to, the Company’s previous filing.
We respectfully inform the Staff that our current intention is to submit Amendment No. 2 to the Registration Statement together with an acceleration request to the Commission on June 8 or 9, 2023, requesting that the Registration Statement be declared effective two business days later.
If you have any questions regarding Amendment No. 1, the Registration Statement or any related matter, please contact the undersigned at (414) 297-5678 or Mark T. Plichta at (414) 297-5670.

Very truly yours,

/s/ Patrick G. Quick

Patrick G. Quick

cc:	Brady D. Ericson
Chris P. Gropp
Robert Boyle
PHINIA Inc.
Mark T. Plichta
Foley & Lardner LLP

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